March 31, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (972) 647-3320

Fred Anderson, Esq.
General Counsel
Chaparral Steel Company
910 West San Marcos Boulevard, Suite 102
San Marco, California 92078

      Re: 	Chaparral Steel Company
Form 10 filed March 2, 2005
      File No. 001-32444


Dear Mr. Anderson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10
General

1. Please print the name of your officer signing this form under his signature.

Exhibit 99.1, Information Statement
Information Statement Cover Page

2. Please include in boldface type the statement required by Item
2
of Schedule 14C.

Summary, page 2

3. Please revise so that the overview of your distribution appears in the forepart of your summary.

4. The disclosure about your market position here and throughout the filing should more clearly convey, if true, that you are the second largest producer of structural steel products in North America, and that Chaparral Steel will acquire and run this business after the spin-off. In the risk factors section, please also discuss the possibility that as an independent company that is no longer a part of TXI`s integrated business, you may not be able to maintain these market positions in the future. We note disclosure in risk factors on pages 8 and 9, but believe that you should also emphasize the risk to your market position, given that you have included a prominent discussion of your market position on the first page of the summary.

5. We assume that the measure by which you believe you are the "second largest producer of structural steel products in North America" is tons shipped in your most recent fiscal year. Please revise your disclosure to clarify this. If this statement is based on a different measure, please identify it.

Summary Term Sheet, page 4

6. We note your statement that you will enter into a separation and distribution agreement with TXI, as well as several ancillary agreements. Please note that these agreements must be filed as exhibits to your information statement and that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the information statement.

United States Federal Income Tax Consequences, page 4

7. Please name your tax counsel here.

Pre-Distribution Payment to TXI, page 5

8. We note that prior to the spin-off you intend to pay a cash dividend to TXI. It appears to us you should either retroactively reflect this dividend in your historical financial statements or present pro forma equity disclosures to reflect this dividend along side your most recent historical balance sheet and on pages 7 and 27.
Refer to SAB Topic 1:B.3.
9. Please describe in more detail in an appropriate section of your information statement the dividend you will pay to TXI prior to the spin-off. Explain the purpose of the dividend, how you determined the dividend, and disclose the amount.

Conditions to the Spin-off, page 5

10. Please revise to briefly state here, with more detail later in your document, any known potential circumstances under which the distribution would be abandoned.

Risk Factors, page 8

11. We note your statement on page 9 that "profitability may decline" following expiration of the transition services agreement. Please revise this statement to correspond with your net losses for the past three fiscal years, as reflected in your Summary Combined Financial and Other Data on page 6. Revise similar disclosure elsewhere in your information statement; for instance in the final paragraph on page 28.

Concerns about our prospects. . ., page 12

12. Please revise to explain what you mean by "may have concerns." Have customers expressed any particular concerns? Please provide more detailed disclosure concerning the risks in this risk factor.

Market, Ranking and Other Data, page 19

13. Please provide us supplementally with copies of the reports and other data you rely on for your discussion of markets, your position and the position of your competitors within these markets, and other data. Please highlight the information that you rely upon for ease of reference.

14. Please delete the information in the third and fourth sentences relating to possible inaccuracies, as you are responsible for all information in your prospectus. This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

The Spin-Off, page 20

15. If material, please revise to more specifically disclose your history from 1985 through 2004.

16. Please confirm to us supplementally that there will be no fractional shares in connection with this transaction.

Reasons for the Spin-Off, page 20

17. Please expand on the discussion of the directors` reasons for approving this transaction. Specifically, how will separate management and ownership structures allow Chaparral Steel to pursue its strategic objectives. Please specify how this is an advantage over your current setup? For example, how will the issuance of notes and the incurrence of bank debt "facilitate efficient and effective utilization of available capital resources"?

18. We note that the board explored "strategic alternatives available for resolving the difficulties created by the diverging characteristics of the CAC business and steel business." Please revise to disclose these strategic alternatives in your document.

19. Please disclose any significant differences in shareholder rights, if any, resulting from any differences in between the certificate of incorporation and bylaws of TXI and Chaparral
Steel.

The Number of Shares You Will Receive, page 21

20. Please disclose how you calculated and determined the distribution amount.

Management`s Discussion and Analysis, page 28

21. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to issuers that, at the time that the statement is made, are not subject to the reporting requirements of section 13(a) or section 15(d). We note your statement in the first paragraph "within the meaning of the Private Securities Litigation Reform Act of 1995."
Please revise to state affirmatively that the safe harbor in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in your document.

22. To the extent that it is reasonably likely that the spinoff or any related transactions or agreements will have a material effect on liquidity, capital resources or results of operations, please discuss them. Please also consider whether you should elaborate upon any of the matters you have identified under "Risks Related to Our Spin-Off from TXI" in MD&A.

Results of Operations, page 30

23. It appears that the price of raw materials, steel scrap in particular, significantly impacts your overall profitability. Discuss the overall market movements for raw materials prices during each period, and address any material changes to these prices that have taken place subsequent to the period end. Refer to Item 303(a)(3)(ii) of Regulation S-K. In particular, we note your disclosure on page 14 in the second paragraph of the second risk factor.

24. Please quantify the impact of each factor when multiple
factors
contribute to material fluctuations.  For example, what percentage of
your increase in net sales for the six months ended November 30,
2004
compared to the six months ended November 30, 2003 was attributed to sustained global demand and what percentage was attributed to the effect of your raw material surcharge program? Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

25. We note your increase in net sales for the six months ended November 30, 2004. Please revise your disclosure to provide a narrative description of the extent to which your increase in average sales price is attributable to increases in prices, increases in volume or amount of goods or services sold, or to the introduction of
new products   See Regulation S-K, Item 303(a)(3)(iii).  Please
similarly revise your discussion for the fiscal year ended May 31, 2004.

Liquidity and Capital Resources, page 34

26. Please disclose the material provisions of the notes and credit facility that you expect to be in place at the time of the distribution.

27. We note your disclosure on page 34 that you expect your guarantee of TXI`s Senior Notes to be terminated in connection with your separation from TXI. State whether the note holders have released you from the guarantee upon your separation from TXI or, alternatively, that TXI has agreed to indemnify you for any losses under the guarantee. If the holders of the notes have not released you from the guarantee, provide supplemental explanation how your obligation as guarantor of the notes has been extinguished, as you would appear to be secondarily liable if TXI were unable or unwilling to honor the notes. We may have additional comments upon review of your response.

28. On page 36, please revise to explain more clearly what you mean by "liabilities released or discharged will not include liabilities arising under or assigned by the separation and distribution or any ancillary agreement."

29. It appears to us that you should revise your table of contractual obligations to include all future obligations, including amounts due related parties, amounts resulting from employee benefit obligations, and amounts resulting from asset retirement obligations. Refer to
Item 303(a)(5) of Regulation S-K.

30. Please revise your table of contractual obligations to include estimated interest payments on your debt, as this is an essential part of your cash flow.


Quantitative and Qualitative Disclosures About Market Risk, page
37

31. We note that 13.1% of your net sales for the first six months of
fiscal 2005 were to international customers.  Please include a discussion regarding foreign currency exchange rate risk.
Indicate
if foreign sales and purchases are denominated in foreign
currencies
and if so, whether you hedge those transactions.  Refer to Item
305
of Regulation S-K.

Business, page 40

32. In your narrative description of business, if applicable, please include a discussion regarding the extent to which your business may be seasonal and the dollar amount of backlog orders believed to be firm. Refer to Item 101(c)(v) and (viii) of Regulation S-K.

Environmental, page 45

33. Please tell us supplementally what you mean by "based on our experience and the information currently available to us." If material, please revise your document to describe this experience and the available information so that shareholders may better understand why you believe that the claims will not have a material impact on your financial condition or results of operations.

Research and Development, page 45

34. If material, disclose the estimated amount spent during each of the last three fiscal years on company sponsored research and development. Refer to Item 101(c)(x) of Regulation S-K.

Arrangements Between TXI and Chaparral Steel Company, page 45

35. In the second full paragraph under this subheading, please revise to state affirmatively that this section provides an accurate description of all material terms of this agreement. Delete your disclaimer regarding "qualified in their entirety."

Transition Services Agreement, page 49

36. Please indicate the specific support services that TXI will continue to provide.

Management, page 51

37. Please revise to assign the footnotes to your table.

38. In each case where you state that a manager or director has held a position "for more than five years," please confirm to us that you mean business experience for the past five years in accordance with
Item 401 of Regulation S-K.

Description of Certain Indebtedness, page 62

39. Please revise your disclosure to include a brief discussion of the terms of the notes and bank credit facility, including the interest rate and the duration of the agreement, which you will enter in conjunction with your spin-off from TXI.

Combined Financial Statements
General

40. To the extent applicable, provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-
X.

41. Demonstrate to us how you determined that this transaction is not a reverse spin-off based on an evaluation of the factors outlined in
EITF 02-11.

42. It appears to us that your historical financial statements may not be indicative of the ongoing entity. Please consider providing pro forma statements of operations for the most recent fiscal year and current interim period or explain why pro forma disclosures are not necessary. Refer to SAB Topic 1:B.2 and Rule 11-01(8) of Regulation S-X.

Note 1 - Description of Business and Basis of Presentation, page
F-10

43. We note that your historical financial statements do not reflect all the costs of doing business since certain corporate costs have not been allocated. Revise your historical financial statements to comply with SAB Topic 1:B.1.

Note 2 - Summary of Significant Accounting Policies, page F-10

44. Provide the enterprise-wide disclosures required by paragraphs
37
and 38 of SFAS 131.

45. It appears to us that you should provide earnings per share disclosures under SFAS 128 or, at a minimum, pro forma earnings per share.

Note 2 - Summary of Significant Accounting Policies, Long-Lived
Assets, page F-11

46. Disclose the amount of repair and maintenance expense each period and, if applicable, discuss the reasons for material fluctuations during the periods presented in MD&A.
Note 2 - Summary of Significant Accounting Policies, Income Taxes, page F-12

47. We note that the provision (benefit) for deferred income taxes is determined on a separate return basis and the provision (benefit) for current income taxes is determined in accordance with TXI`s tax sharing policy. Provide us additional information regarding the terms of the tax sharing policy. Explain to us how the current presentation complies with SAB Topic 1:B.1, question 3.

48. We note that you include the entire change in receivables from (payable to) affiliates in operating cash flows. We also note that these amounts include reimbursements for certain items, including capital expenditures. Please tell us the specific nature of each reimbursement and demonstrate to us how including the entire change in operating cash flows is appropriate.

Valuation and Qualifying Accounts

49. Include a schedule of Valuation and Qualifying Accounts as required by Rule 12-09 of Regulation S-X. In addition, revise
MD&A
to discuss the reasons for material fluctuations in bad debt expense during the periods presented.

      Please respond to these comments by filing an amendment to your information statement and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Mindy Hooker, Staff Accountant, at (202)
824-
5459 or Anne McConnell, Senior Staff Accountant, at (202) 942-1795 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 824-5495 or Lesli Sheppard, Senior Staff Attorney, at (202) 942-1887 with any other questions. Alternatively, you may contact me at (202) 942-1950.


Sincerely,




Pamela A. Long
Assistant Director


cc: 	Joe Dannenmaier, Esq. (via facsimile 214/880-3135)
	Thompson & Knight LLP
	1700 Pacific Avenue, Suite 3300
	Dallas, Texas 75201
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Fred Anderson, Esq.
Chaparral Steel Co.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE